Exhibit 99

September 2, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that Mr. Sachin Suryakant Rane has resigned as the Chief of Internal Vigilance of the Bank with effect from the close of business hours on September 1, 2025.

Accordingly, the details of his resignation are enclosed herewith as Annexure I and Annexure II respectively.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight

Annexure I

Sr. No.	Particulars	Description
1	Name of the Senior Management Personnel	Mr. Sachin Suryakant Rane
2	Reason for change	Resignation
3	Date of cessation	Effective from the close of business hours on September 1, 2025
4	Brief profile (in case of appointment)	Not Applicable
5	Disclosure of relationships between directors (in case of appointment of a director)	Not Applicable
6	Letter of Resignation along with detailed reason for the resignation	The emails received from Mr. Sachin Suryakant Rane tendering his resignation are enclosed as Annexure II.

8/29/25, 12:09 PM Mail - JOYCE DOMNIC RODRIGUES - Outlook Number 1 Outlook Resignation From Sachin Suryakant Rane <SachinS.Rane@hdfcbank.com> Date Fri 7/4/2025 3:45 PM To Srinivasa Rangan <srinivasa.rangan@hdfcbank.com> Cc Sashi Jagdishan <Sashi.Jagdishan@hdfcbank.com>; Kaizad Bharucha <kaizad.bharucha@hdfcbank.com>; Bhavesh Zaveri <bhavesh.zaveri@hdfcbank.com>; Ranga Subramanian <Ranga.Subramanian@hdfcbank.com> Classification - Confidential Dear Sir, I am writing to formally resign from my position as the Chief of Internal Vigilance (CIV) at HDFC Bank effective today. After considerable thought, I have decided to step down due to deeply personal reasons. As per my employment terms, I understand that there is a 90- days notice period before I am relieved. However, I would sincerely appreciate being considered for an early release, should it be feasible from the team’s perspective. I will, of course, ensure a smooth handover of all responsibilities in the interim. Thank you for the opportunities and support extended to me during my time here for which I remain grateful. Regards, Sachin Rane Chief of Internal Vigilance. Classification - Confidential https://outlook.office.com/maiVinbox/id/AAQkADVjMDZiZji5LWRIMjMtNDQ5MS050Dk5LTgxNjJmZGQ2ZmVkMgAQAE1pSkwbA3FGro15o611%2B... 1/1

Classification - Internal Number 2 From: Sachin Suryakant Rane <SachinS.Rane@hdfcbank.com> Sent: 24 August 2025 12:48 To: Srinivasa Rangan <srinivasa.rangan@hdfcbank.com> Cc: Ranga Subramanian <Ranga.Subramanian@hdfcbank.com>; Prasun Singh <Prasun.Singh@hdfcbank.com> Subject: Request for early relieving. Classification - Internal Dear Sir It is on record that I have submitted my resignation on 4th July 2025,citing personal issues. In the covering mail, I had also mentioned that though I understand that there is a 90- days notice period before I am relieved, I would sincerely appreciate being considered for an early release. My LWD as per the 90 days notice period is 1st October 2025. Some personal issues need my immediate undivided attention. Also, my father’s deteriorating health condition now requires me to commute between my native place in Ratnagiri District and Mumbai almost every weekend, which is strenuous. In the light of the above situation, I would feel obliged if I am considered for an early release by the end of this month. This will enable me to attend and address these issues at hand effectively, hence the request. Regards, Sachin Rane Chief of Internal Vigilance. Classification - Internal 4